================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K


(Mark One)
 [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1998

                                       OR

 [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission file number 33-42696












                       COASTAL ARUBA REFINING COMPANY N.V.
                                   THRIFT PLAN
                            (Full title of the plan)








                             THE COASTAL CORPORATION
                                  Coastal Tower
                               Nine Greenway Plaza
                            Houston, Texas 77046-0995
           (Name of issuer of the securities held pursuant to the plan and address of its principal executive office)


================================================================================

                          INDEPENDENT AUDITORS' REPORT



Administrator
Coastal Aruba Refining Company N.V. Thrift Plan
Houston, Texas


We have audited the accompanying statements of net assets available for Plan benefits of Coastal Aruba Refining Company N.V. Thrift Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for Plan benefits for each of the three years in the period ended December 31, 1998. Our audits also included the financial statement schedules on pages 7 through 10. These financial statements and financial statement schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 1998 and 1997, and the changes in net assets available for Plan benefits for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.




DELOITTE & TOUCHE LLP




Houston, Texas
March 10, 1999

                 COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                                             December 31,
                                                                                     -----------------------------
                                                                                        1998              1997
                                                                                     -----------      ------------
ASSETS:

Investments, at market:
   Securities of The Coastal Corporation:
      Common Stock (cost: 1998-$2,286,912; 1997-$1,678,603)....................      $ 4,074,361      $  3,021,212
   Other........................................................................         143,276           159,975
                                                                                     -----------      ------------
Total Investments...............................................................       4,217,637         3,181,187
                                                                                     -----------      ------------

Receivables:
   Dividends....................................................................           5,074             3,382
   Contributions................................................................          18,331             4,442
                                                                                     -----------      ------------
Total Receivables...............................................................          23,405             7,824
                                                                                     -----------      ------------

         TOTAL ASSETS...........................................................       4,241,042         3,189,011
                                                                                     -----------      ------------

LIABILITIES:

   Payable to employer..........................................................          70,153             1,419
   Payable to participants......................................................          45,083            15,290
   Other........................................................................             716             1,286
                                                                                     -----------      ------------

         TOTAL LIABILITIES......................................................         115,952            17,995
                                                                                     -----------      ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS..........................................     $ 4,125,090      $  3,171,016
                                                                                     ===========      ============


                See Notes and Schedules to Financial Statements.

                 COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                          For the Years Ended December 31,
                                                                  ------------------------------------------------
                                                                      1998             1997              1996
                                                                  ------------      ------------     -------------
ADDITIONS:

Investment income:
    Dividends.................................................    $     18,082      $     12,570     $      10,706
    Interest..................................................           7,269             5,790             4,904
                                                                  ------------      ------------     -------------
    Total Investment Income...................................          25,351            18,360            15,610
                                                                  ------------      ------------     -------------

Net changes in appreciation of investments (Note 6)...........         444,840           596,105           458,274
                                                                  ------------      ------------     -------------

Contributions:
    Employer..................................................         363,032           273,787           209,122
    Employees.................................................         473,440           389,274           312,288
                                                                  ------------      ------------     -------------
    Total Contributions.......................................         836,472           663,061           521,410
                                                                  ------------      ------------     -------------

DEDUCTIONS:

    Withdrawals...............................................         352,589           234,832           227,505
                                                                  ------------      ------------     -------------

Increase in net assets available for Plan benefits............         954,074         1,042,694           767,789
                                                                  ------------      ------------     -------------

NET ASSETS, JANUARY 1.........................................       3,171,016         2,128,322         1,360,533
                                                                  ------------      ------------     -------------

NET ASSETS, DECEMBER 31.......................................    $  4,125,090      $  3,171,016     $   2,128,322
                                                                  ============      ============     =============


                See Notes and Schedules to Financial Statements.

                 COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   Description of the Plan

     General

     Coastal Aruba Refining Company N.V. Thrift Plan (the "Plan") is primarily an employee stock purchase plan, registered under the Securities Act of 1933, as amended, designed to provide a systematic means whereby the contributions of eligible employees of Coastal Aruba Refining Company N.V. (the "Company") and certain affiliates of The Coastal Corporation ("Coastal") may be invested for the benefit of the participating employees. The Plan is administered by the Management Board of the Coastal Aruba Thrift Foundation (the "Foundation"). The effective date of the Plan was December 1, 1990; contributions for the full year of participation commenced September 11, 1991. All employees eligible for participation in the Plan receive a prospectus containing a general description of the Plan. All participants are furnished a Plan prospectus which may be updated by supplements from time to time. The Foundation holds the investment assets of the Plan, and Caribbean Mercantile Bank N.V. and Chase Securities of Texas, Inc. execute transactions relating thereto.

     Amendment or Termination of the Plan

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will become 100 percent vested in their Company matching accounts. The Management Board of the Foundation, upon recommendation of the Company, may amend the Plan at any time.

2.   Summary of Significant Accounting Policies

     Accounting Basis

     The financial statements of the Plan are prepared on the accrual basis of accounting.

     Marketable Securities

     Securities valuations are based on the last recorded sales price at December 31, 1998 and 1997, respectively, as reported by the principal securities exchange on which the security is traded, or the average of the bid and the asked price if sold over the counter. Realized gains and losses reported on the sale or withdrawal of securities by participants are based on the difference between market values of the securities sold and/or issued at the effective dates and the market value at the beginning of the year and cost of securities purchased during the year.

     Taxes

     The Plan is not a qualified plan for purposes of the laws of the United States of America pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended, nor is it subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     The Plan has been reviewed by the Centrale Bank van Aruba (the "Bank") which concluded that the Plan is not subject to the prudential supervision of the Bank because it is designed in accordance with United States customs and does not conform to the requirements for a savings plan in Aruba.

     Under the present United States tax laws, the purchase and sale of common stock of Coastal ("Coastal Common Stock") by the Foundation is not subject to income or withholding tax. However, dividends paid on Coastal Common Stock are subject to withholding tax at a rate of 30% of the amount of the dividend.

3.   Contributions to the Plan

     Employee Contributions

     Upon enrollment, a participant may elect to contribute to the Plan, by means of regular payroll deductions, from two percent (2%) to eight percent (8%), in increments of one percent (1%), of the participant's basic compensation. Basic compensation means fixed salaries or wages per hour which are paid by the Company to the participant, excluding compensation for bonuses, overtime, commissions and incentive compensation.

     Employer Contributions

     The Company will make matching contributions for the account of the participant at an amount equal to the employee contributions subject to a maximum rate of 2% of the employee's basic compensation (as defined above) during the first and second year of active participation in the Plan; thereafter, the Company matching contributions are increased to not more than 4% during the third and fourth years of active participation, 6% during the fifth and sixth years of active participation and 8% after six years of active participation in the Plan.

4.   Investment Programs

     Funds in which current employee contributions are invested:

     The Coastal Common Stock Fund is a fund invested in Coastal Common Stock. Cash dividends thereon are reinvested in Coastal Common Stock.

     The Interest Income Fund is an unsegregated fund invested in interest-bearing investments such as bonds, notes, debentures, savings accounts, savings certificates, commercial paper, deposit accounts maintained by one or more legal reserve life insurance companies which provide for the payment of fixed or variable rates of interest for specified periods of time, and other similar types of investments. A portion of the Interest Income Fund may be retained in cash.

     The Diversified Fund is an unsegregated fund invested in capital stocks of issuers (other than Coastal Common Stock), notes, bonds, debentures, and other similar types of investments. A portion of the Diversified Fund may be retained in cash or invested temporarily in commercial paper, certificates of deposit or savings accounts.

     The contributions attributable to the Interest Income Fund and the Diversified Fund are temporarily held in a foreign currency in interest-bearing accounts at the Caribbean Mercantile Bank N.V., which are translated into dollars using the conversion rate at December 31, 1998 and 1997. See "SCHEDULE I-2 - OTHER," page 7 hereof. Such contributions will remain in such accounts pending a determination by the investment manager that sufficient funds have accumulated to warrant other investments as described above for each fund.

     All employer matched contributions are invested in the Coastal Common Stock Fund only.

5.   Expenses of the Plan

     Generally, reasonable expenses of administering the Plan are paid by the Company, although the Company is not obligated to do so. All taxes which may be levied or assessed under future laws upon the assets or the income of the Plan will be paid by the Plan.

6.   Net Changes in Appreciation of Investments

     During 1998, 1997 and 1996, the fair value of investments (including investments bought and sold, as well as held during the year) appreciated as follows:

                                                                Coastal
                                                           Common Stock Fund
                                                           -----------------

     Balance at December 31, 1995....................         $    288,230
     Change during 1996..............................              458,274
                                                              ------------
     Balance at December 31, 1996....................              746,504
     Change during 1997..............................              596,105
                                                              ------------
     Balance at December 31, 1997....................            1,342,609
     Change during 1998..............................              444,840
                                                              ------------


     Balance at December 31, 1998....................         $  1,787,449
                                                              ============

7.   Unit Values

     The number of units and unit values are set forth in the following table:

                                                                                  December 31, 1998
                                                                       -----------------------------------------
                                                                                                       Net Asset
                                                                       Number of        Units            Value
                                                                       Employees     Outstanding        per Unit
                                                                       ---------     -----------       ---------
         Interest Income Fund...................................          59           85,407           $ 1.00
         Diversified Fund.......................................          55           73,425           $ 1.00



                                                                                  December 31, 1997
                                                                       -----------------------------------------
                                                                                                       Net Asset
                                                                       Number of        Units            Value
                                                                       Employees     Outstanding        per Unit
                                                                       ---------     -----------       ---------
         Interest Income Fund...................................          46           69,199           $ 1.00
         Diversified Fund.......................................          46           65,511           $ 1.00

                 COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                           SCHEDULE I-1 - INVESTMENTS
                            COASTAL COMMON STOCK FUND


                Security                                       Shares              Cost            Market Value
                --------                                     ----------          ----------      ----------------

The Coastal Corporation Common Stock:
   December 31, 1998...................................       115,996           $12,286,912       $  4,074,361
                                                                                ===========       ============
   December 31, 1997...................................        97,556*          $ 1,678,603       $  3,021,212
                                                                                ===========       ============

*Restated for two-for-one stock split distributed in July 1998.





                              SCHEDULE I-2 - OTHER

                                                                                          Market Value
                                                                                         --------------

December 31, 1998
Short Term Investments of Caribbean Mercantile Bank N.V.:
      Interest Income Fund............................................................      $  78,399
      Diversified Fund................................................................         64,846
                                                                                            ---------
                                                                                              143,245

Chase Securities of Texas, Inc. Money Market Fund:
      Coastal Common Stock Fund.......................................................             31
                                                                                            ---------

      Total...........................................................................      $ 143,276
                                                                                            =========


December 31, 1997:
Short Term Investments of Caribbean Mercantile Bank N.V.:
      Interest Income Fund............................................................      $  67,935
      Diversified Fund................................................................         63,201
                                                                                            ---------
                                                                                              131,136
                                                                                            ---------

Chase Securities of Texas, Inc. Money Market Fund:
      Coastal Common Stock Fund.......................................................         28,839
                                                                                            ---------

      Total...........................................................................      $ 159,975
                                                                                            =========

                 COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                                   SCHEDULE II
        ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS

                                                                              December 31, 1998
                                                           -------------------------------------------------------
                                                                            Coastal       Interest
                                                               Total        Common         Income      Diversified
PLAN ASSETS:                                                   Plan        Stock Fund       Fund           Fund
                                                           ------------   ------------   -----------   -----------

Investments, at market:
   Securities of The Coastal Corporation
     Common Stock (Schedule I-1) (Cost $2,286,912)......   $  4,074,361   $  4,074,361   $         -   $         -

     Other (Schedule I-2)...............................        143,276             31        78,399        64,846
                                                           ------------   ------------   -----------   -----------
                                                              4,217,637      4,074,392        78,399        64,846
                                                           ------------   ------------   -----------   -----------

Receivables:
   Dividends............................................          5,074          5,074             -             -
   Contributions........................................         18,331              -         8,150        10,181
                                                           ------------   ------------   -----------   -----------
                                                                 23,405          5,074         8,150        10,181
                                                           ------------   ------------   -----------   -----------

Liabilities:
   Payable to Employer..................................         70,153         70,153             -             -
   Payable to Participants..............................         45,083         42,339         1,142         1,602
   Other................................................            716            716             -             -
                                                           ------------   ------------   -----------   -----------
                                                                115,952        113,208         1,142         1,602
                                                           ------------   ------------   -----------   -----------

Net Assets Available for Plan Benefits..................   $  4,125,090   $  3,966,258   $    85,407   $    73,425
                                                           ============   ============   ===========   ===========


                                                                              December 31, 1997
                                                           -------------------------------------------------------
                                                                           Coastal       Interest
                                                               Total        Common        Income      Diversified
PLAN ASSETS:                                                   Plan       Stock Fund       Fund           Fund
                                                           ------------   ------------   -----------  -----------

Investments, at market:
   Securities of The Coastal Corporation
     Common Stock (Schedule I-1) (Cost $1,678,603)......   $  3,021,212   $  3,021,212   $         -   $         -

     Other (Schedule I-2)...............................        159,975         28,839        67,935        63,201
                                                           ------------   ------------   -----------   -----------
                                                              3,181,187      3,050,051        67,935        63,201
                                                           ------------   ------------   -----------   -----------

Receivables:
   Dividends............................................          3,382          3,382             -             -
   Contributions........................................          4,442            568         1,264         2,610
                                                           ------------   ------------   -----------   -----------
                                                                  7,824          3,950         1,264         2,610
                                                           ------------   ------------   -----------   -----------

Liabilities:
   Payable to Employer..................................          1,419          1,419             -             -
   Payable to Participants..............................         15,290         14,990             -           300
   Other................................................          1,286          1,286             -             -
                                                           ------------   ------------   -----------   -----------
                                                                 17,995         17,695             -           300
                                                           ------------   ------------   -----------   -----------

Net Assets Available for Plan Benefits..................   $  3,171,016   $  3,036,306   $    69,199   $    65,511
                                                           ============   ============   ===========   ===========

                 COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                  SCHEDULE III - ALLOCATION OF PLAN INCOME AND
                  CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS

                                                                    For the Year Ended December 31, 1998
                                                           -------------------------------------------------------
                                                                           Coastal        Interest
                                                              Total         Common         Income      Diversified
                                                              Plan        Stock Fund        Fund           Fund
                                                           ------------   ------------   -----------   -----------

Investment Income:
   Dividends............................................   $     18,082   $     18,082   $         -   $         -
   Interest.............................................          7,269            307         3,750         3,212
                                                           ------------   ------------   -----------   -----------
   Total Investment Income..............................         25,351         18,389         3,750         3,212
                                                           ------------   ------------   -----------   -----------

Appreciation of Investments:
   The Coastal Corporation
     Common Stock.......................................        444,840        444,840             -             -
                                                           ------------   ------------   -----------   -----------

Contributions:
   Employer.............................................        363,032        363,032             -             -
   Employees............................................        473,440        429,466        23,766        20,208
                                                           ------------   ------------   -----------   -----------
   Total Contributions..................................        836,472        792,498        23,766        20,208
                                                           ------------   ------------   -----------   -----------

Withdrawals.............................................        352,589        325,775        11,308        15,506
                                                           ------------   ------------   -----------   -----------

Increase in Net Assets Available for Plan Benefits......        954,074        929,952        16,208         7,914
                                                           ------------   ------------   -----------   -----------

Net Assets Available for Plan Benefits:
   Beginning of Year....................................      3,171,016      3,036,306        69,199        65,511
                                                           ------------   ------------   -----------   -----------
   End of Year..........................................   $  4,125,090   $  3,966,258   $    85,407   $    73,425
                                                           ============   ============   ===========   ===========


                                                                    For the Year Ended December 31, 1997
                                                           -------------------------------------------- -----------
                                                                            Coastal       Interest
                                                               Total        Common         Income      Diversified
                                                               Plan       Stock Fund        Fund           Fund
                                                           ------------   ------------   -----------   -----------

Investment Income:
   Dividends............................................   $     12,570   $     12,570   $         -   $         -
   Interest.............................................          5,790            167         2,901         2,722
                                                           ------------   ------------   -----------   -----------
   Total Investment Income..............................         18,360         12,737         2,901         2,722
                                                           ------------   ------------   -----------   -----------

Appreciation of Investments:
   The Coastal Corporation
     Common Stock.......................................        596,105        596,105             -             -
                                                           ------------   ------------   -----------   -----------

Contributions:
   Employer.............................................        273,787        273,787             -             -
   Employees............................................        389,274        349,687        20,477        19,110
                                                           ------------   ------------   -----------   -----------
   Total Contributions..................................        663,061        623,474        20,477        19,110
                                                           ------------   ------------   -----------   -----------

Withdrawals.............................................        234,832        221,561         7,716         5,555
                                                           ------------   ------------   -----------   -----------

Increase in Net Assets Available for Plan Benefits......      1,042,694      1,010,755        15,662        16,277
                                                           ------------   ------------   -----------   -----------

Net Assets Available for Plan Benefits:
   Beginning of Year....................................      2,128,322      2,025,551        53,537        49,234
                                                           ------------   ------------   -----------   -----------
   End of Year..........................................   $  3,171,016   $  3,036,306   $    69,199   $    65,511
                                                           ============   ============   ===========   ===========

                 COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                  SCHEDULE III - ALLOCATION OF PLAN INCOME AND
                  CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS

                                                                    For the Year Ended December 31, 1996
                                                           -------------------------------------------------------
                                                                            Coastal       Interest
                                                               Total        Common         Income      Diversified
                                                               Plan       Stock Fund        Fund           Fund
                                                           ------------   ------------   -----------   -----------

Investment Income:
   Dividends............................................   $     10,706   $     10,706   $         -   $         -
   Interest.............................................          4,904            116         2,580         2,208
                                                           ------------   ------------   -----------   -----------
   Total Investment Income..............................         15,610         10,822         2,580         2,208
                                                           ------------   ------------   -----------   -----------

Investment Transfer In..................................          6,118          6,118             -             -
                                                           ------------   ------------   -----------   -----------

Appreciation of Investments:
   The Coastal Corporation
     Common Stock.......................................        458,274        458,274             -             -
                                                           ------------   ------------   -----------   -----------

Contributions:
   Employer.............................................        209,122        209,122             -             -
   Employees............................................        312,288        272,226        21,991        18,071
                                                           ------------   ------------   -----------   -----------
   Total Contributions..................................        521,410        481,348        21,991        18,071
                                                           ------------   ------------   -----------   -----------

Withdrawals.............................................        227,505        201,889        16,051         9,565
                                                           ------------   ------------   -----------   -----------

Investment Transfer Out.................................          6,118              -         3,331         2,787
                                                           ------------   ------------   -----------   -----------

Increase in Net Assets Available for Plan Benefits......        767,789        754,673         5,189         7,927
                                                           ------------   ------------   -----------   -----------

Net Assets Available for Plan Benefits:
   Beginning of Year....................................      1,360,533      1,270,878        48,348        41,307
                                                           ------------   ------------   -----------   -----------
   End of Year..........................................   $  2,128,322   $  2,025,551   $    53,537   $    49,234
                                                           ============   ============   ===========   ===========

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Board of the Coastal Aruba Thrift Foundation, as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                       MANAGEMENT
                                                  BOARD OF THE COASTAL
                                                ARUBA THRIFT FOUNDATION,
                                                  AS ADMINISTRATOR OF
                                           COASTAL ARUBA REFINING COMPANY N.V.
                                                       THRIFT PLAN



Date:  March 15, 1999                    By: /S/ RONALD A. BROWNLEE
                                             ----------------------------------
                                                     Ronald A. Brownlee
                                                          Chairman